

April 30, 2015

<u>Via E-Mail</u>
Owen J. Pinkerton, Esq.
Morris, Manning & Martin, LLP
1401 Eye Street, N.W.
Washington, DC 20005

Re:     **Parkview Capital Credit, Inc.**
        Registration Statement on Form 10-12(g)
        File Number: 000-55411

Dear Mr. Pinkerton:

On March 31, 2015, Parkview Capital Credit, Inc. (the "Company") filed a registration statement on Form 10. The filing was made for the purpose of registering common shares of the Company's securities under the Securities Exchange Act of 1934 (the "Exchange Act").

Based on our review of the registration statement, we have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosures. Please respond to this letter within ten (10) business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

We note that you are voluntarily registering your common stock under Section 12(g) of the Exchange Act. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.  In addition, we will continue to review your filing until all our comments have been addressed.

The captions used below correspond to the captions the Company uses in its registration statement. Please note that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.

## REGISTRATION STATEMENT

### Forward-Looking Statements (Pages i-ii)

1. The registration statement contains a section titled "Forward-Looking Statements." The safe harbor for Forward-Looking Statements does not apply to statements made by investment companies. *See* Section 21E(b)(2)(B) of the Exchange Act. Inasmuch as business development companies ("BDCs") are investment companies, please revise this section to make clear that the Exchange Act's safe harbor provisions for forward-looking statements do not apply to the Company.

### Item 1. Business

Description of Business – General (Page 1)

2. The third paragraph in this section states that prior to filing an election to be regulated as a BDC, the Company intends to conduct one or more private offerings of its shares of common stock. With respect to this statement:

   a. please disclose that the Company's private offering(s) will be conducted in reliance on an exemption from the requirements of the Securities Act of 1933;

   b. in the appropriate section of the registration statement, please discuss what eligibility criteria, including minimum commitment amounts, potential investors will have to satisfy before being permitted to invest in the Company's shares;

   c. disclose how many additional private offerings are contemplated, and for what period of time prior to the Company's filing of election to operate as a BDC; and

   d. disclose if there is a commitment period applicable to an investor's obligation to contribute capital to the Company, following which the investor would be released from such obligation. Disclose potential consequences of an investor's failing to meet capital calls.

3. Please explain to us whether the Company intends to make a public offering in the future, and if so, under what circumstances.

4. The disclosure in this section uses a variety of terms to describe the Company's principal investment strategy of investing in lower middle-market companies. While "lower middle-market companies" is the term that is most often used, we note references to "privately-held lower middle-market companies," and "our core middle-market company focus." Please select a single term and use it consistently to avoid investor confusion.

5. Do the principal strategies include investments with deferred interest features (*i.e.*,

original issue discount securities, debt instruments with payment-in-kind ("PIK") interest, and zero coupon securities)? If so, please identify them as such in this section. In addition, please revise the Item 1A Risk Factors of Form 10. For example, risks presented by investments in PIK securities may include the following:

a. the higher interest rates on PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans;

b. even if accounting conditions were met, the borrower could still default when the Company's actual collection is supposed to occur at the maturity of the obligation;

c. PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

d. PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate; and

e. PIK securities create the risk that incentive fees will be paid to Parkview Advisors, LLC ("the Advisor"), based on non-cash accruals that ultimately may not be realized. Additionally, please disclose whether or not the Advisor will be under any obligation to reimburse the Company for these fees.

Description of Business – General – Our Adviser (Page 2)

6. This section states that the Advisor has filed an application with the SEC for registration as a registered investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). In your response, please provide the status of such registration along with the Advisor's CRD number, and revise the registration statement to update the registration status of the Advisor.

Description of Business – General – Advisory Agreement (Page 3)

7. The second full paragraph on this page states that the Company will pay the Advisor a base management fee of 2.0% of gross assets, and may also pay the Advisor an incentive fee.

a. Please disclose whether there is a fee waiver or other deferral plan pursuant to which the Advisor may elect to defer all or a portion of its fees for a specified period of time.

b. Please disclose whether there is an expense limitation agreement between the Company and the Advisor.

c.  Please explain to us where such fee waiver and/or expensive limitation arrangements, if any, are described (*e.g.*, in the Advisory Agreement) and disclose whether such fee waiver and/or expense limitation agreements may be modified and under what circumstances.

d.  Please disclose whether the Advisor may be permitted to recoup waived amounts and, if applicable, whether recoupment is subject to any conditions. Disclose that any recoupment of waived fees or expense reimbursements may only occur within three years after the amount subject to recoupment was waived or reimbursed.

8.  The third paragraph, which describes the base management fee, states that "[f]or each of the first two months of our operations, the base management fee will be calculated based on the value of our gross assets at the end of such month, and appropriately adjusted for any share issuances or repurchases during such month."

a.  Please explain to us whether the Company intends to institute a share repurchase program.

b.  If so, please explain to us how such repurchases would be conducted in manner that would be consistent with Section 23(c) of the Investment Company Act of 1940 (the "1940 Act").

c.  If not, please delete the reference to repurchases here, and elsewhere in the registration statement.

9.  The description of the incentive fee in the fifth paragraph on Page 3 is followed by three bullet points.  Please revise the first bullet point, which states that "[n]o incentive fee on income will be payable to our Advisor in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 1.75% ("the hurdle rate")," to include the annualized hurdle rate in parentheses, *i.e.*, "1.75% (7.0% annualized) ("the hurdle rate").

10. Following the narrative discussion of the incentive fee, please provide a graphical representation of how the incentive fee operates, including the various hurdles.  Please accompany the graphic with several examples that show how the incentive fee would be calculated under several different scenarios.

Description of Business – General – Regulation as a Public Business Development Company (Page 8)

11. The last sentence in the second paragraph of this section states that "[a]s a BDC, we are also required to meet a coverage ratio of the value of total assets to total senior securities, which include all of our borrowings and any preferred stock we may issue in the future,

of at least 200%." Please describe the asset coverage requirement in plain English (*e.g.*, 200% asset coverage means that for every $100 of net assets, the Company may raise $100 from borrowing and issuing senior securities).

## Item 1A. Risk Factors

General (Pages 17-22)

12. *See* Comment 5 for the requested disclosures regarding risks associated with investments with deferred interest features, such as original issue discount or PIK.

13. Please disclose the risks associated with the lack of secondary market for and the general lack of liquidity of the Company's shares.

14. We note that the Company will be non-diversified. Please describe the effect of non-diversification (*e.g.*, disclose that, compared with other funds, the Company may invest a greater percent of its assets in a particular issuer).

Risk Factors – Risks Relating to our Business and Structure – We will be dependent upon management personnel of our Advisor for our future success (Page 18)

15. This states that "[t]he departure of any of our Advisor's key personnel, including Mr. Smith, our President and Chief Executive Officer, could have a material adverse effect on our business, financial condition or results of operations." Please explain to us why Laurence O. Gray, who controls the Adviser, is a member of the Advisor's Investment Committee, and is Chairman of the Company's Board is not identified as an individual whose departure could have a material adverse effect on the Company's business, financial condition, or results of operations.

Risk Factors – Risk Related to our Portfolio Company Investments (Page 24)

16. Please disclose how long it will take the Company to invest all or substantially all of the proceeds from an offering in accordance with its business objective. *See* Guide 1 to Form N-2.

## Item 6.  Executive Compensation

Compensation of Executive Officers (Pages 31-32)

17. The disclosure in this section is too general. Please revise this section to include all Item 402(a)(2) of Regulation S-K disclosures, including "transactions between the registrant and a third party where the purpose of the transaction is to furnish compensation to any such named executive officer or director."

**Item 7.  Certain Relationships and Related Transactions, and Director Independence**

Promoters and Certain Control Persons (Page 32)

18. This section states that the Advisor may be deemed a promoter of the Company.  Please revise this section to disclose other promoters, if any, with a focus on assets acquired or to be acquired by the Company through a promoter.  *See* Item 404(c)(ii) of Regulation S-K.

**Item 13. Financial Statements and Supplementary Data**

Financial Statements (Page 41 and Exhibits)

19. The financial statements included in the registration statement are dated December 31, 2014 and will be as of a date greater than 134 days at the date of effectiveness (May 29, 2015).  Please include financial statements dated within 135 days of the effectiveness date.

20. Note C – Related Party Transactions, states that "[o]n December 29, 2014, the Company's President and Chief Executive Officer, Keith W. Smith, an affiliate of the Advisor, made an initial capital contribution of $100 in consideration for 10 shares of common stock.  We note that the Item 4, Security Ownership of Certain Beneficial Owners and Management tabular disclosures on Page 29 include a footnote that states that 10 shares of the Company's stock are held by the Advisor, but since Smith and Gray control the Advisor, each may be deemed to be the beneficial owners of such shares. Please explain to us if the 10 shares of common stock purchased by Smith are the same 10 shares that are held by the Advisor.  For example, did Smith convey his ownership rights in the Company's shares to the Advisor?

21. Note D – Subsequent Events to the Financial Statements, states that on March 31, 2015, the Company accepted a subscription agreement from GayCo [sic] Alternative Partners II, LP ("GrayCo") for a capital contribution of $25 million.  Because the dollar amount of this capital contribution is material to the financial statements, please file the GrayCo subscription agreement as an exhibit pursuant to Item 601 of Regulation S-K.  Please also provide the required Item 701 of Regulation S-K disclosures associated with this transaction.

22. Please provide us with an analysis explaining how the investment by GrayCo in the Company would be consistent with the limitations set forth in Section 12(d)(1)(A) on investment companies acquiring securities of BDCs.  *See* Section 60 of the 1940 Act (applying Section 12 to BDCs).

23. Please explain to us whether GrayCo's capital contribution of $25 million to the Company will be in cash, or in-kind contributions of portfolio securities.  If in-kind,

please explain to us whether GrayCo will continue to hold any securities issued by the entities that issued the portfolio securities.  For example, if GrayCo contributes to the Company securities issued by Entity A, will GrayCo continue to own any securities issued by Entity A?  We may have additional comments after reviewing your response.

24. We note that Laurence O. Gray, Chairman of the Company's Board, is the controlling owner of the Advisor because he owns 75% or more of Gray & Co., an investment adviser entity that is the Advisor's majority owner.  Gray & Co. is also GrayCo's investment adviser.  Please revise the registration statement to include the requisite disclosures for related party transactions, with a focus on the Company's March 31, 2015 acceptance of a subscription agreement from GrayCo for a capital contribution of $25 million.  *See* Item 404 of Regulation S-K.

## PARKVIEW CAPITAL CREDIT, INC. WEBSITE (http://www.parkviewcapitalcredit.com)

25. We note that the Company's website states that "Parkview Capital is a business development company that provides customized financing to middle and lower-middle market businesses throughout the United States and Canada."  Because the Company has not yet filed an election to be regulated as a BDC under the 1940 Act, this is not an accurate statement.  Please revise this and any other statements on the website that conflict with statements in the filing.

*    *    *    *    *    *

## GENERAL COMMENTS

26. We note that portions of the filings are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

27. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

28. Please explain whether the Company intends to issue debt securities or preferred stock within a year from the effective date of the registration statement.

29. Response to this letter should be in the form of pre-effective amendment and in a letter to the staff.  Where no change will be made in the filing in response to a comment, please indicate this fact in the supplemental letter and briefly state the basis for your position.

30. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  In responding to our comments, please provide a written statement from the Company acknowledging that:

Owen J. Pinkerton, Esq.
Page 8
April 30, 2015

a.  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.  staff comments, and changes in disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing;

c.  the Company may not assert staff comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the Commission or any person under the U.S. federal securities laws.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-4447.

Sincerely,

*/s/ Amy W. Miller*

Amy W. Miller
Senior Counsel


cc:  Michael Shaffer